Exhibit 99.1

SuperX’s Japan Global Supply Center has Delivered Pro6000 Servers Worth US$31 Million and Secured New Orders

SINGAPORE, Aug. 19, 2026 SuperX AI Technology Limited (“SuperX” or the “Company”), a full-stack AI infrastructure solutions provider, announces the latest business milestone achieved by its Japan Global Supply Center, the Company’s core local hub for expanding presence in Japan’s computing infrastructure market. On July 9 and August 4, 2026, the Company entered into Phase 3 procurement contracts and Phase 4 Purchase Order, respectively, with Digital Dynamic Inc. (“DDI”), a Japan-based AI infrastructure company, via its partner, for the supply of Pro6000 servers. All equipment will be warehoused, allocated and delivered locally through the Japan Global Supply Center.

SuperX and DDI have secured four rounds of Purchase Orders in 2026. The first three orders were secured in January, April and July respectively, followed by a fourth new Purchase Order in August. Four successive capacity expansions within a single year fully demonstrate DDI’s recognition of SuperX’s product quality, delivery reliability and localized service capabilities, serving as solid evidence of the Company’s strengths in overseas computing hardware delivery. SuperX expects cumulative shipments to DDI to reach approximately US$38 million by the end of August 2026, of which approximately US$31 million has been shipped to date. Projects valued at around US$28 million are under phased production and sequential delivery, while new orders worth approximately US$20 million have been secured. The Company’s regional delivery capacity has been validated by the market, and its localized delivery model has entered large-scale operation.

Japan’s computing industry is accelerating the deployment of distributed AI infrastructure, with ongoing rollouts of data center operations, GPU cluster deployment and computing hosting projects. Market demand for bulk supply of high-performance servers, reliable product availability and rapid local response continues to climb. DDI has built a nationwide computing network across Japan, covering AI data center development and operation, hardware cluster asset management and commercial computing capacity provision. The company maintains sustained demand for stable supply of high-performance GPU hardware. This Phase 3 procurement contract and the Phase 4 Purchase Order, reflect the deepening long-term strategic partnership centered on localized delivery.

As SuperX’s pivotal local hub in Japan’s computing sector, the Japan Global Supply Center has established an integrated service ecosystem encompassing warehousing, bulk resource scheduling and local order fulfillment. Compared with conventional cross-border long-distance shipment models, the local hub significantly shortens equipment lead times, ensures on-time delivery of large-volume AI server orders, and caters precisely to local computing operators’ project schedules featuring phased rollouts and capacity expansion. Since commencing operations, the Center has continuously secured hardware orders from domestic computing service providers with steadily growing supply volumes.

The new contract and new orders demonstrate the expanding operational capacity of SuperX’s Japan Global Supply Center and further consolidate the Company’s service footprint in Japan’s local AI hardware delivery segment. Meanwhile, SuperX is actively onboarding more local computing clients, deepening regional market penetration and strengthening its market position within Japan’s AI infrastructure industry. Against the backdrop of rising demand for distributed AI computing infrastructure across Japan, SuperX will continue to optimize inventory scheduling, bulk delivery and supporting service frameworks at the Japan Global Supply Center and expand the scope of local order fulfillment. Leveraging its localized supply chain capabilities, SuperX will deliver consistent, efficient hardware support for regional AI infrastructure initiatives and steadily drive the expansion of its overseas computing infrastructure business.

About SuperX AI Technology Limited (NASDAQ: SUPX)

SuperX AI Technology Limited is an AI infrastructure solutions provider, offering a comprehensive portfolio of proprietary hardware, advanced software, and end-to-end services for AI data centers. The Company’s services include advanced solution design and planning, cost-effective infrastructure product integration, and end-to-end operations and maintenance. Its core products include high-performance AI servers, 800 Volts Direct Current (800VDC) solutions, high-density liquid cooling solutions, as well as AI cloud and AI agents. Headquartered in Singapore, the Company serves institutional clients globally, including enterprises, research institutions, and cloud and edge computing deployments. For more information, please visit www.superx.sg

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Forward-looking statements are only predictions. The reader is cautioned not to rely on these forward-looking statements. The forward-looking events discussed in this press release, including delivery schedules, production capacity and order values, and other statements made from time to time by us or our representatives, may not occur, and actual events and results may differ materially and are subject to risks, uncertainties, and assumptions about us. Actual delivery schedules and the value of AI servers delivered may vary based on customer data center readiness and supply chain conditions. We are not obligated to publicly update or revise any forward-looking statement, whether as a result of uncertainties and assumptions, the forward-looking events discussed in this press release and other statements made from time to time by us or our representatives might not occur.

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